Exhibit 99.1

WalkMe Announces Departure of Chief Financial Officer Andrew Casey

EVP of Finance & Operations, Hagit Ynon, to serve as interim CFO upon Casey’s departure

SAN FRANCISCO, September 12, 2022 – WalkMe Ltd. (NASDAQ: WKME), a leading provider of digital adoption platforms, today announced the departure of Chief Financial Officer, Andrew Casey. After nearly three years of financial leadership, Casey is leaving to pursue another opportunity. He will remain with WalkMe on an advisory basis through WalkMe’s third quarter earnings announcement to support an orderly transition.

WalkMe has launched a formal search to hire Casey’s permanent replacement who, along with the company’s recent executive leadership team additions, will lead WalkMe’s expansion efforts to capitalize on digital adoption’s $34B total addressable market. In the meantime, Hagit Ynon, WalkMe’s EVP of Finance & Operations, will serve as interim CFO following Casey’s departure. Ynon has been with WalkMe for more than three years leading the global finance, IT, operations and facilities organizations.

“Andrew took us through a very exciting time at WalkMe, and while we will miss his leadership, business acumen, and financial stewardship, we wish him all the best in his new endeavor to lead another pre-IPO company as CFO,” said Dan Adika, CEO and Co-founder, WalkMe. “On behalf of everyone at WalkMe, I’d like to thank him for his contributions toward building a solid foundation that supports our innovation, international presence, and financial strength. And I’m thrilled to have Hagit step in as interim CFO, leading the team she helped build and manage over the past three-plus years.”

“WalkMe was a once-in-a-lifetime opportunity to be part of the team that pioneered the digital adoption platform (DAP) category,” said Casey. “And I’m extremely proud of what we’ve accomplished in just under three years. I’ve had the rare good fortune of being presented a second life-changing opportunity with a unique professional and personal appeal, strongly aligned with the capabilities I’ve honed through my incredible experience at WalkMe. While it was a tough decision to leave WalkMe at an inflection point for the DAP category, it was an honor to work among so many talented leaders, and I can leave knowing the company is well positioned for the future.”

About WalkMe

WalkMe's cloud-based Digital Adoption Platform enables organizations to measure, drive and act to ultimately accelerate their digital transformations and better realize the value of their software investments. Our code-free platform leverages our proprietary technology to provide visibility to an organization's Chief Information Officer and business leaders, while improving user experience, productivity and efficiency for employees and customers. Alongside walkthroughs and third-party integration capabilities, our platform can be customized to fit an organization's needs.

Special Note Regarding Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including but not limited to statements regarding our expectations relating to management transition changes and related timelines. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:  our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability; the impact of the COVID-19 pandemic or adverse macro-economic changes on our business, financial condition and results of operations; the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions; our estimates of, and future expectations regarding, our market opportunity; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners; the effects of increased competition in our target markets and our ability to compete effectively; our ability to attract and retain new customers and to expand within our existing customer base; the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs; the percentage of our remaining performance obligations that we expect to recognize as revenue; our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so; our relationships with, and dependence on, various third-party service providers; our dependence on our management team and other key employees; our ability to maintain and enhance awareness of our brand; our ability to offer high quality customer support; our ability to effectively develop and expand our marketing and sales capabilities; our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations; the sustainability of, and fluctuations in, our gross margin; risks related to our international operations and our ability to expand our international business operations; the effects of currency exchange rate fluctuations on our results of operations; challenges and risks related to our sales to government entities; our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements; our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein; our ability to maintain the security and availability of our platform, products and solutions; our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future; changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns; risks related to political, economic and security conditions in Israel; the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; factors that may affect the future trading prices of our ordinary shares; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on form 20-F filed with the Securities and Exchange Commission on March 24, 2022, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Media Contact
Christina Knittel
WalkMe
press@walkme.com

Investor Contact:
John Streppa
investors@walkme.com